Exhibit 99.2

CUSIP #15101Q108
INTERIM FINANCIAL STATEMENTS REQUEST

In accordance with applicable securities rules, beneficial shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive, at no cost to them, the issuer's interim financial statements or reports (including related management's discussion & analysis).

If you wish to receive the company's interim financial statements or reports, please complete and return this card to Computershare Trust Company of Canada at the address referred to on the reverse. If you choose not to receive the interim financial statements or reports, they will be available to you online at the same time they are mailed to shareholders at www.celestica.com/investor, www.sec.gov and www.sedar.com.

Name:
Street Address:
Suite #/Floor:	City/Town:	State/Province:
Postal/Zip Code:	Signature:
(I certify that I am a beneficial shareholder)

This form is being sent to non-registered (beneficial) owners of securities. The company or its agent has sent this form directly to you. Your name and address and information about your securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Privacy Notice
Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our client's needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.

CELESTICA INC. C/O COMPUTERSHARE TRUST COMPANY OF CANADA STOCK TRANSFER SERVICES 100 UNIVERSITY AVE., 9TH FLOOR TORONTO ON M5J 2Y1 CANADA